Tallgrass Energy Partners, LP

6640 W. 143rd Street, Suite 200

Overland Park, KS 66223

April 18, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom

Re:	Tallgrass Energy Partners, LP
Amendment No. 1 to Registration Statement on Form S-1
Filed April 8, 2013
File No. 333-187595

Ladies and Gentleman:

Set forth below are the responses of Tallgrass Energy Partners, LP (the “Partnership”) to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated April 15, 2013, with respect to the above-captioned filing.

For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the comment letter. The Partnership’s response to each comment or request is set forth immediately below the text of the applicable comment or request. The Partnership is concurrently filing Amendment No. 2 to the Form S-1 (the “Registration Statement”) via EDGAR. Six marked copies of the amendment are included to facilitate your review.

Dilution, page 68

1.	We note your response to comment 5 in our letter dated April 3, 2013 and reissue that portion of our comment regarding your payment to Tallgrass Development as part of the total consideration for the assets contributed. Please revise to include a separate line in your dilution table giving effect to the payment to Tallgrass Development that reduces the pro forma net tangible book value per unit after the offering.

Response: We have revised the Registration Statement as requested. Please see pages 68 and 69 of the Registration Statement.

Combined Financial Statements, page F-10

2.

We note your response to comment 11 in our letter dated April 3, 2013 clarifying that the reimbursement payment for capital expenditures is part of the consideration paid to Tallgrass Development for the contributed assets. We also note your response to comment 4 in our letter dated April 3, 2013 as to distributions made as part of a centralized cash management system. Staff Accounting Bulletin

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 18, 2013

1.B.3 requires that certain distributions to owners prior to or coincident with an initial public offering be considered as distributions in contemplation of that offering. Please revise to provide a supplemental pro forma balance sheet as of December 31, 2012, giving pro forma effect to distributions prior to the offering and your distribution at the closing of the offering as though the distributions had been declared and were payable as of that date.

Additionally, to the extent the distributions exceed current year’s earnings, please provide pro forma per share data.

Response: We have revised the Registration Statement as requested to provide a supplemental pro forma balance sheet as of December 31, 2012 which gives effect to the capital expenditure reimbursement and the estimated distributions from January 1, 2013 through the completion of this offering and have provided the requested pro forma per unit data. Please see pages F-10, F-12 and F-16 of the Registration Statement.

Notes to Combined Financial Statements, page F-15

Note 3. Business Combination, page F-23

3.	We note your response to comment 12 in our letter dated April 3, 2013. Please provide us with the detailed discounted cash flow analysis for TIGT and TMID. Please show us how you applied the Capital Asset Pricing Model in determining the weighted average cost of capital. Your response suggests you calculated the 8.5% WACC directly while the 9.8% discount rate was solved for. Please tell us whether our interpretation is correct. Please also show us the allocation you made for tax purposes and contrast it with that you made for financial reporting purposes. We may have further comment.

Response: In response to the Staff’s request, we have provided under separate cover excerpts from a draft of the valuation report prepared by a third party and used in our purchase price allocation. Confidential treatment has been requested for the excerpts from the valuation report pursuant to 17 C.F.R. § 200.83.

The calculated internal rate of return for the entire transaction was 9.2%, which is based on the transaction price that was determined using market participant assumptions applied to the discounted cash flow model. The 8.5% CAPM-based WACC was determined to be appropriate for TIGT due to the regulated nature of its assets. A discount rate of 9.8% applied to TMID represents a 1.3% increase over the CAPM-based WACC in order to reflect the additional risk of the TMID assets related to their unregulated nature and the greater commodity price risk exposure associated with the processing and treating business. While the Staff’s interpretation that the WACC was calculated as 8.5% and that the 9.8% discount rate for TMID was solved for is correct, the discount rates used for determining the fair value of the assets acquired were otherwise evaluated and corroborated and are consistent with the valuation model that we and our equity providers used to determine the overall price we were willing to pay for the assets. Accordingly, the discount rates used are considered to be an appropriate reflection of the risks associated with each business acquired.

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 18, 2013

As shown in the valuation report provided under separate cover, the allocation for TMID for tax purposes was the same as the allocation for financial reporting purposes under GAAP. For TIGT, the allocation for tax purposes was also the same as the allocation for financial reporting purposes under GAAP, except that goodwill was further allocated to tangible assets for tax purposes.

4.	We note the discount rate used for TIGT was 8.5%. To the extent your discount rate of 8.5% for TIGT differs from the anticipated rate of return on your regulated assets, please reconcile the difference between the rates.

Response. The Fair Value definition in ASC 820 states fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date” (“Fair Value”). ASC 820 states that a fair value measurement assumes the highest and best use of the asset by market participants, considering the use of the asset that is physically possible, legally permissible and financially feasible at the measurement date. In broad terms, highest and best use refers to the use of an asset by market participants that would maximize the value of the asset or the group of assets within which the asset would be used. Moreover, the highest and best use is based on the use of the asset by market participants, even if the intended use of the asset by the reporting entity is different.

As part of our response to comment 12 to your letter dated April 3, 2013, we noted that the discount rate for TIGT of 8.5% was based on the weighted average cost of capital (“WACC”) for the acquired assets based on the Capital Asset Pricing Model (“CAPM”). In determining the appropriate discount rate to use in the valuation of the acquired assets, we considered several data points including the regulatory rate of return on the regulated assets as well as the market participant data (CAPM) noted above. The most recent regulatory rate case for TIGT occurred in 1999 and included a rate of return of approximately 13.7%. Since that time, there have been notable changes to TIGT’s business and we believe that the regulated rate of return in 1999 was based in part on throughput volume or profitability assumptions that reflected the operation of the asset at that time.

While acknowledging that there is a difference between the regulatory rate of return and the WACC based on the CAPM model used to arrive at the enterprise value of the businesses acquired, we have determined that a discount rate of 8.5% is in line with market participant discount rates on regulated assets, and in this case, in line with what publicly-traded master limited partnerships would expect as a required rate of return for assets similar to those owned by TIGT. Further, we believe that 8.5% is representative of our anticipated rate of return on TIGT’s assets in current and anticipated future market conditions, inclusive of the components that are determined by the rate making process.

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 18, 2013

5.	Please explain whether a portion of the purchase price was allocated to customer contracts.

Response: While we considered customer contracts when applying fair value to the acquired assets and liabilities, we did not allocate any of the purchase price to customer contracts. Our consideration of customer contracts and whether any intangible value should be allocated to them included qualitative and quantitative analysis as described further below, and our conclusion was that no material value existed related to these contracts, therefore no value was assigned to or recorded for customer contracts. For the regulated assets owned by TIGT, because regulation is an integral attribute of the pipeline and the tariffs are established by the FERC and available to any shipper, we do not believe that there is and therefore did not allocate any value to customer contracts associated with the regulated asset. For the non-regulated assets owned by TMID, we employed the excess earnings approach to quantitatively test for any value attributable to customer contracts. The excess earnings approach, which is a variation of the income approach, is useful in valuing assets for which measuring direct economic benefit is not straightforward. This method measures the value of an intangible asset by calculating the residual profit after subtracting the appropriate returns for all other contributory assets (such as working capital and fixed assets) that benefit the business. At TMID, the excess earnings approach resulted in an insignificant value attributable to customer contracts due primarily to the values that were assigned to the fixed assets and working capital items. This result is consistent with our knowledge of TMID’s business, including the commodity exposure that it generates, the existing customer contracts and recent informal discussions with some of our customers and potential customers at TMID.

Note 6. Property, Plant and Equipment, page F-27

6.	We note your response to comment 13 in our letter dated April 3, 2013. In regards to the regulated assets please explain in detail the difference between the GAAP basis and regulatory basis.

Response: While we do not have full knowledge of the Pre-Predecessor accounting for periods prior to those presented in this Registration Statement, the Pre-Predecessor value of the natural gas pipeline assets was stepped up and recorded at fair value for GAAP as part of the Pre-Predecessor’s original purchase accounting.

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 18, 2013

Specifically, this step up resulted in a property, plant, and equipment value for GAAP purposes on the Pre-Predecessor’s books that was higher than the net historical regulatory property, plant, and equipment value but less than the historical gross regulatory property, plant, and equipment value. For the Pre-Predecessor, at December 31, 2011 and on November 12, 2012 the gross book value of the regulated assets for GAAP purposes was lower than that for regulatory purposes, but the net book value was higher for GAAP purposes than for regulatory purposes. This difference is due to the effect of the step up applied by the Pre-Predecessor in purchase accounting, including the elimination/reset of accumulated depreciation.

For Tallgrass Development at November 13, 2012, the acquisition date, the GAAP and regulatory net book value bases are equivalent due to the regulatory net book value being used in the fair value determination for GAAP purposes as discussed in our response to comment 12 in your letter dated April 3, 2013. The gross book value for GAAP purposes is lower than for regulatory purposes also because, while the regulatory net book value was used in the fair value determination for GAAP purposes, the regulatory gross and net values were not adjusted.

In addition, please see the table included in response to comment 7 below in conjunction with the above explanations to facilitate an understanding of the different values.

7.	We note your response to comment 15 in our letter dated April 3, 2013. Please help us better understand why natural gas pipelines decreased in value as of December 31, 2012. Clarify why the regulatory basis of gross property, plant and equipment was higher on a GAAP basis in response to comment 13 but net property, plant and equipment for the regulated assets was lower than GAAP in your response to comment 15. Please quantify each component attributable to the difference. We also note your revised disclosure attempts to explain the new basis of property, plant, and equipment. To better explain the decrease year over year, please expand your disclosure to explain the old basis in contrast to the new basis, similar to your response provided to us. Lastly, please tell us the identity of, and explain in detail the accounting applied by, the pre-predecessor. The accounting history, including the reason for divestiture by Kinder Morgan, may be helpful in terms of context for the staff.

Response: As a result of the Pre-Predecessor’s original purchase accounting for the natural gas pipeline assets, the value of these assets was stepped up and recorded at fair value for GAAP purposes.

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 18, 2013

Specifically, this step up was only reflected on a GAAP basis for the assets as the regulatory accounts must continue to reflect the value on a historical basis. Therefore, this step up resulted in a property, plant, and equipment value for GAAP purposes on the Pre-Predecessor’s books that was higher than the net historical regulatory property, plant, and equipment value but less than the historical gross regulatory property, plant, and equipment value. The following table quantifies the differences between the GAAP basis as a result of the step up and the historical regulatory basis of property, plant, and equipment at November 12, 2012 and November 13, 2012 respectively:

Regulated Assets (in millions)

	Pre-Predecessor		Predecessor
	November 12, 2012		November 13, 2012	November 13, 2012		December 31, 2012
	FERC	GAAP	FERC	GAAP		GAAP
PP&E, gross	$811	$734	$811	$457	(b)	$468
Accumulated Depreciation	($311)	($91)	($311)	$0		($3)

PP&E, net	$500	$643	$500	$457		$465

Depreciable Basis	$811	$734	$811	$457	(c)	$468	(a)(c)

(a)	Represents November 13, 2012 opening basis plus capital expenditures for the period from November 13, 2012 to December 31, 2012
(b)	As discussed on page F-19 of the Registration Statement, our Pre-Predecessor used, and Tallgrass Development uses the composite method to compute depreciation for our regulated assets. Under this method, the depreciation rate is applied to the total cost of the group of assets until its net book value equals its salvage value. When there is a retirement of property, plant and equipment, we charge accumulated depreciation for the original cost of the assets in addition to the cost to remove, sell, or dispose of the assets, less the salvage value. We do not recognize a gain or loss unless we sell an entire operating unit. In cases when there is a retirement of property, plant and equipment prior to the end of their depreciable lives on a composite basis, a debit balance is reflected in accumulated depreciation.

The Pre-Predecessor accumulated depreciation account included the impact of the retirement of assets over time prior to the end of their depreciable lives. To apply the new basis of accounting for Tallgrass Development, accumulated depreciation was eliminated. Therefore, the difference between the $500 and $457 values shown in the table represents the elimination of the balances in accumulated depreciation.

(c)	While we compute depreciation based on the FERC-approved rate, we will not depreciate the assets by an amount exceeding their gross value.

It is the belief of Tallgrass Development as previously communicated in our response to comment 15 in your letter dated April 3, 2013, that the regulation of natural gas pipelines attaches to the asset and should be included in the determination of fair value. As part of our new basis of accounting, the regulated basis approximated fair value and our natural gas pipeline balance at November 13, 2012. The December 31, 2012 balances when compared to those at December 11, 2011, decreased as a result of the lower regulatory net book value becoming our new basis of accounting.

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 18, 2013

In our response to comment 13 in your letter dated April 3, 2013, we stated that Pre-Predecessor gross property, plant, and equipment was lower on a GAAP basis than it was on a regulatory basis. In our response to comment 15 in your letter dated April 3, 2013, we stated that as of November 12, 2012, the net property, plant, and equipment was higher on a GAAP basis than on a regulatory basis. To clarify more succinctly and with the benefit of the values shown in the above table to assist in the explanation, for the Pre-Predecessor at December 31, 2011 and November 12, 2012, the gross book value of the regulated assets for GAAP was lower than that for regulatory purposes, but the net book value was higher for GAAP purposes than for regulatory purposes. This difference is due to the effect of the step up applied by the Pre-Predecessor in purchase accounting, including the elimination/reset of accumulated depreciation.

As described in more detail on page 104 of the Registration Statement, we refer to Tallgrass Midstream, LLC and Tallgrass Interstate Gas Transmission, LLC for periods prior to their acquisition by Tallgrass Development from Kinder Morgan on November 13, 2012 as the “Pre-Predecessor.”

The FTC required Kinder Morgan to sell certain assets, including Tallgrass Interstate Gas Transmission, LLC, Tallgrass Midstream, LLC and the assets being retained by Tallgrass Development, in an order settling charges that Kinder Morgan’s merger with El Paso Corporation would otherwise have been anticompetitive.

We have revised the Registration Statement to expand our disclosure regarding the decrease in value of the natural gas pipelines. Please see page F-27 of the Registration Statement.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (913) 928-6045 or Laura Tyson of Baker Botts L.L.P. at (512) 322-2556.

Very truly yours,

TALLGRASS ENERGY PARTNERS, LP

By:	Tallgrass MLP GP, LLC,
its general partner

By:	/s/ Gary J. Brauchle
Gary J. Brauchle
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Laura Tyson, Baker Botts L.L.P.

David Oelman, Vinson & Elkins L.L.P.

George Rider